FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2007

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release:	“Syngenta to acquire Fischer, leading European flowers company”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Media Release

Syngenta to acquire Fischer, leading European flowers company

Basel, Switzerland, March 29, 2007

Syngenta announced today the acquisition of the Fischer group for a consideration of approximately $67 million on a cash and debt free basis. Fischer is a privately held vegetative flowers company specializing in the breeding and marketing of flower crops. For the fiscal year 2005/2006, Fischer reported sales of $86 million; the company is headquartered in Germany.

“We are delighted to welcome the Fischer organization to Syngenta with its strong record in marketing and innovation”, said Robert Berendes, Head of Business Development at Syngenta. “This will accelerate the implementation of our Flowers strategy and strengthen our global leadership position.”

Josef Fischer, CEO of Fischer, commented: “Combining our varieties, cultivation knowledge and supply processes will enhance our service and support to all our customers, with whom we can now access exciting growth potential in flowers.”

Fischer is highly complementary to Syngenta Flowers, bringing leadership in three of the ten best-selling flower crops to its existing portfolio. It is the global leader in pelargonium (geranium) and has leading positions in poinsettia and New Guinea impatiens. The company sells flower crops in over 20 countries under well-known brands including Fischer® and pelfi®; these brands will be maintained. Fischer employs around 1,700 people.

The transaction is expected to close in the second quarter of 2007, pending regulatory approvals.

Syngenta’s S&G® Flowers is a worldwide leader in the pot and bedding plant industry with a large proprietary portfolio. Operating on a global basis, S&G breeds and markets superior proprietary flowers as seeds, young plants and cuttings for the ornamental industry. In 2006, Syngenta reported flowers sales of $228 million.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2006 were approximately $8.1 billion. Syngenta employs around 19,500 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Syngenta –March 29, 2007 / Page 1 of 2

Media Enquiries:	Médard Schoenmaeckers (Switzerland)	+41 61 323 2323
	Sarah Hull (US)	+1 202 628 2372
	Andrew Coker (UK)	+44 1344 414 503

Analysts/Investors:	Jonathan Seabrook	+41 61 323 7502
+1 202 737 6520
	Jennifer Gough	+41 61 323 5059
+1 202 737 6521

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – March 29, 2007 / page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	March 29, 2007	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Head Legal & Taxes